Aflac Incorporated 1st Quarter 2008 Form 10-Q
EXHIBIT 11
Aflac Incorporated and Subsidiaries
Computation of Earnings Per Share

	Three Months Ended March 31,
	2008	2007

Numerator (in millions):
Basic and diluted: net earnings applicable to common stock	$474	$416

Denominator (in thousands):
Weighted-average outstanding shares used in the computation of earnings per share — basic	478,138	490,554
Dilutive effect of share-based awards	6,279	6,104

Weighted-average outstanding shares used in the computation of earnings per share — diluted	484,417	496,658

Earnings per share:
Basic	$0.99	$0.85
Diluted	0.98	0.84

EXH 11-1